Exhibit 99.1

China Xiniya Fashion Limited Reports Third Quarter 2011 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—November 21, 2011—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the third quarter of 2011. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Third Quarter 2011 Highlights

•

Total revenue in the third quarter of 2011 increased by 17.4% to RMB361.1 million, as compared to RMB307.6 million in the third quarter of 2010. The increase was below the prior guidance of 20%-24% as goods sold totaling approximately RMB23.3 million were shipped before the end of September 2011 but reached the customers at the beginning of October 2011. The timing difference negatively impacted third quarter revenue by 7.6%. If the RMB23.3 million worth of sales reached the customers before the end of September 2011, the revenue growth in the third quarter of 2011 would have been at 25.0%. Instead, the RMB23.3 million was recognized in October 2011.

•	Gross margin was 34.4% in the third quarter of 2011—exceeding prior guidance of 33%-34%.

•	Profit before taxation in the third quarter of 2011 decreased by 7.5% to RMB94.8 million as compared to RMB102.4 million in the third quarter of 2010.

•

Net profit in the third quarter of 2011 decreased by 19.9% to RMB71.8 million. The decrease was adversely impacted by the increase in the Company’s effective tax rate to 24.3% in the third quarter of 2011 from an effective tax rate of 12.5% in the third quarter of 2010, due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

•	Earnings per ADS were $0.19 in the third quarter of 2011—within the prior guidance of $0.18-$0.21 per ADS.

•

Xiniya’s network of authorized retailers added 72 new retail outlets in the third quarter of 2011, bringing the total number of authorized retail outlets to 1,567, as compared to 98 new retail outlets added in the third quarter of 2010.

Recent Developments

•

In August 2011, the Company announced that its board of directors approved a $1.8 million share repurchase program of its American depositary shares (“ADS”) in the open market in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer, and Mr. Chee Jiong Ng, Xiniya’s Chief Financial Officer, have committed to purchase up to $200,000 and $50,000 of ADSs, respectively, with personal funds. The share repurchase program became effective on September 1, 2011, and is authorized to be in effect through December 31, 2012. As at September 30, 2011, the Company, Mr. Xu and Mr. Ng purchased $112,500, $12,500 and $3,125 worth of ADSs, respectively, or 48,569, 5,392 and 1,360 ADSs at average prices of $2.32, $2.32 and $2.30, respectively.

•

In August 2011, the Company also announced its new media campaign that will run until December 2011 on CCTV-2, the business channel of China Central Television (“CCTV”). This represents an expansion of Xiniya’s existing advertising campaign to promote its brand on CCTV-5, the sports channel, and CCTV-12, the “society and law” channel.

•	Following the bi-annual sales fair held in September 2011, the Company announced that orders for its spring and summer collection increased by 26% as compared to the sales fair last fall.

•

In October 2011, the Company relocated its corporate headquarters from Jinjiang, Fujian Province to Xiamen, Fujian Province. The headquarters are now within the same complex as the Company’s fashion design and sales & marketing facilities in Xiamen Software Park. Renovations of these facilities were completed in September 2011.

•

In November 2011, the Company announced the opening of the new flagship store operated by the Company, in the city of Quanzhou, Fujian Province. The new flagship is 450 square meters, or 4,840 square feet, and complements thirteen other Xiniya stores in Quanzhou. This new flagship is Xiniya’s fifth flagship store. Other flagships include Xiniya’s company-owned store in Jinjiang, Fujian Province, where its corporate headquarters were located before relocation to Xiamen in October 2011. In July 2011, Xiniya’s distributors opened three flagship stores, in Zun Yi, Guizhou Province, in Harbin, Heilongjiang Province and in Chengdu, Sichuan Province.

Guidance

•	For the fourth quarter of 2011, revenue in RMB is expected to increase by 25%-30%, and gross margin is expected to be in the range of 34%-35%.

•	Earnings per ADS in the fourth quarter of 2011 are expected to be in the range of $0.21 -$0.25, with 58 million ADSs outstanding.

•

Following a successful bi-annual sales fair held in April 2011, the Company reiterates its guidance for the full year of 2011. For the full year of 2011, revenue in RMB is expected to increase by 24%-29%, and gross margin is expected to be in the range of 34%-35%.

•	Earnings per ADS for the full year of 2011 are expected to be in the range of $0.58 - $0.63.

•	As previously reported, Xiniya plans to increase the total number of retail outlets managed or authorized by its distributors by approximately 180 to 220 in 2011.

Mr. Qiming Xu, Chairman and Chief Executive Officer, commented, “We are pleased to report another strong quarter and we expect our upward sales trend to continue for the remainder of the year. Our additional advertising spending on CCTV-2, CCTV-5 and CCTV-12 has continued to strengthen our brand equity. The three new flagship stores that were opened in July required significant investment by our distributors, which demonstrated their high level of confidence in the future of the Xiniya brand. Our September 2011 sales fair was very well-received by our distributors and authorized retailers as evidenced by a 26% increase in orders. I am very optimistic about Xiniya’s business momentum.”

Third Quarter 2011 Results

Revenue for the third quarter of 2011 was RMB361.1 million, compared with revenue of RMB307.6 million for the third quarter of 2010, which represents a 17.4% increase.

The total store count as of September 30, 2011 was 1,567. The Company places significant emphasis on opening quality stores and maintaining sustainable store expansion rates. The table below sets forth the number of retail stores by outlet type.

Outlet Type:	As of December 31, 2010	As of September 30, 2011
Company-operated flagship store	1	1
Managed by distributors	68	93
Distributor-operated flagship stores	—	3
Managed by department store chains	326	327
Managed by authorized retailers	1,009	1,143

Total store count	1,404	1,567

Gross profit increased 15.2% to RMB124.4 million in the third quarter of 2011 from RMB108.0 million in the third quarter of 2010. Gross margin was 34.4% in the third quarter of 2011 as compared with 35.1% in the third quarter of 2010. The decrease was mainly attributable to the increase in sales rebates to distributors due to the restructuring of the Company’s authorized retail network completed in 2010. As a result of the restructuring, beginning in 2011, department store chains have been managed and supervised by distributors and purchase products from distributors instead of directly from the Company, which has increased the purchases attributed to distributors and thus the total amount of rebates as a fixed percentage of purchases.

Interest and other income was RMB8.5 million in the third quarter of 2011 as compared to RMB0.2 million in the third quarter of 2010. The increase was mainly due to an increase in interest income of RMB4.6 million, arising from time deposits placed with banks, and an exchange gain of RMB3.6 million.

Selling and distribution expenses in the third quarter of 2011 increased to RMB32.3 million from RMB4.2 million in the third quarter of 2010 due to an increase in advertising and promotional expenses and rack expenses of authorized retail stores. Advertising and promotional expenses were RMB12.5 million or 3.5% of revenue in the third quarter of 2011, compared with RMB1.1 million or 0.4% of revenue in the third quarter of 2010. These higher expenses primarily relate to advertising on the Chinese national television channels CCTV-2, CCTV-5 and CCTV-12. Since July 2011, as part of the Company’s overall strategy to unify the image of its authorized retail stores, the Company has been paying for shop racks for authorized retail stores opened in or after July 2011. These expenses were RMB15.0 million or 4.2% of revenue in the third quarter of 2011.

Administrative expenses rose to RMB5.8 million in the third quarter of 2011 from RMB1.6 million in the third quarter of 2010, due to an increase in the number of administrative and sales staff and public company listing fees.

Profit before taxation of RMB94.8 million in the third quarter of 2011 represented a decrease of 7.4% compared with RMB102.4 million in the third quarter of 2010. Operating margin was 26.2% in the third quarter of 2011 compared with 33.3% in the third quarter of 2010.

Income tax expense in the third quarter of 2011 was RMB23.0 million, which resulted in an effective tax rate of 24.3%. This compares with income tax expense of RMB12.8 million and an effective tax rate of 12.5% in the third quarter of 2010. The increase is due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

Profit for the third quarter of 2011 was RMB71.8 million, compared with RMB89.6 million in the third quarter of 2010. Earnings per ADS were $0.19 in the third quarter of 2011, compared to $0.27 per ADS in the third quarter of 2010, due mainly to the increased number of shares outstanding from 50 million ADSs in the third quarter of 2010 to 58 million ADSs in the third quarter of 2011.

Financial Position

As of September 30, 2011, the Company had trade receivables of RMB319.1 million arising entirely from sales during the third quarter of 2011. Trade receivables outstanding as of June 30, 2011 have been fully collected as of September 30, 2011.

As of September 30, 2011, the Company had inventory of RMB89.3 million, of which approximately RMB15.0 million was in transit to customers, and approximately RMB72.8 million was mainly related to goods delivered in October 2011.

Other receivables and prepayments and other payables and accruals at September 30, 2011 increased compared to balances at December 31, 2010, primarily due to prepayments to suppliers amounting to RMB154.3 million, which prepayments were funded primarily by deposits and prepayments amounting to RMB124.8 million collected from distributors for April 2011 sales fair orders. These prepayments to suppliers are for goods to be delivered to the Company during the second half of 2011. The Company will deliver the goods received from suppliers to its distributors over the same period. This process enables the Company’s suppliers to procure raw materials in advance so as to meet the Company’s planned production and delivery schedule. Of the RMB154.3 million of prepayments to suppliers, approximately RMB54.0 million was utilized against trade payables to suppliers in the third quarter of 2011. Of the RMB124.8 million in prepayments and deposits collected from distributors, approximately RMB59.6 million was utilized against trade receivables in the third quarter of 2011.

Outlook for 2011

Based on the Company’s planned production and delivery schedule, the Company expects revenue growth in the fourth quarter of 2011 of approximately 25%-30%, compared to the same period in 2010.

Gross margin in the fourth quarter of 2011 is expected to be in the 34%-35% range, compared with 35.9% in the fourth quarter of 2010. The expected decrease in gross margin in the fourth quarter of 2011 is mainly due to the increase in sales rebates to distributors resulting from the restructuring of the Company’s authorized retail network in 2010.

For the full year of 2011, the Company expects revenue growth of approximately 24%-29%, which is expected to be mainly attributable to overall increases of approximately 10%-13% in unit volume, and approximately 12%-14% in average selling prices.

Gross margin for the full year of 2011 is expected to be in the range of 34%-35%, compared with 34.5% for the full year of 2010.

The momentum of new store openings remains on track. As of the end of September 2011, the Company’s network of authorized retail outlets added 163 new stores, as compared to 185 new stores during the same period in 2010. As of the end of October 2011, a total of 204 new retail stores had been added, compared to 202 new stores added in the first ten months of 2010. For the full year of 2011, the Company targets to add a total of 180 to 220 new stores to its authorized retail network.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EST) / 9 p.m. Beijing time on November 22, 2011.

The dial-in details for the live conference call are as follows:

- Participant Dial-In (Toll Free USA): 1-866-519-4004

- International Dial In: 1-718-354-1231

- China Domestic Mobile: 400-620-8038

- China Domestic: 800-819-0121

- Hong Kong Toll Free: +852-2475-0994

Conference ID: XNY

A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.

A telephone replay of the call will be available 1 hour after the end of the conference through November 29, 2011 at 11:59 p.m. EST / 1 p.m. Beijing time.

The dial-in details for the replay are as follows:

U.S. Toll Free Number: 1-866-214-5335

International dial-in number: 1-718-354-1232

Conference ID: 27550105

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.378 on September 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on September 30, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 28 distributors. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Jenny Wu

Telephone +852 2232 3907 in Hong Kong

Email: jwu@christensenir.com

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended September 30			Nine months ended September 30
	2010 RMB	2011 RMB	2011 USD	2010 RMB	2011 RMB	2011 USD

Revenue	307,637	361,086	56,614	565,696	697,273	109,325
Cost of sales	(199,628)	(236,694)	(37,111)	(375,276)	(461,976)	(72,433)

Gross profit	108,009	124,392	19,503	190,420	235,297	36,892

Interest and other income	183	8,529	1,337	611	17,707	2,776
Selling and distribution expenses	(4,164)	(32,337)	(5,070)	(9,035)	(54,748)	(8,584)
Administrative expenses	(1,611)	(5,831)	(914)	(4,053)	(14,130)	(2,215)

Profit before taxation	102,417	94,753	14,856	177,943	184,126	28,869
Income tax expense	(12,821)	(22,985)	(3,604)	(22,456)	(44,878)	(7,036)

Profit for the period	89,596	71,768	11,252	155,487	139,248	21,833

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	—	(4,672)	(733)	—	(14,902)	(2,336)

Total comprehensive income for the period	89,596	67,096	10,519	155,487	124,346	19,497

Earnings per share - basic and diluted (in RMB)	0.45	0.31		0.78	0.60
Earnings per ADS – basic and diluted (in USD)	0.27		0.19	0.47		0.38

Weighted average shares outstanding in the period (‘000)	200,000	232,000	232,000	200,000	232,000	232,000
Weighted average ADS outstanding in the period (‘000)	50,000	58,000	58,000	50,000	58,000	58,000

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at December 31,	As at September 30,
	2010	2011	2011
	RMB	RMB	USD
		Unaudited	Unaudited

Assets
Non-current assets
Property, plant and equipment	1,642	11,726	1,838
Other receivables and prepayments	5,018	6,576	1,031

Total non-current assets	6,660	18,302	2,869

Current assets
Cash and cash equivalents	862,797	669,057	104,901
Time deposits held at banks with maturity over three months	—	220,000	34,494
Trade receivables	221,356	319,057	50,025
Inventories	5,658	89,337	14,007
Other receivables and prepayments	5,054	116,884	18,326

Total current assets	1,094,865	1,414,335	221,753

Total assets	1,101,525	1,432,637	224,622

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	529,650	529,650	83,043
Statutory reserve	69,351	69,351	10,874
Foreign currency translation differences	—	(14,902)	(2,336)
Retained earnings	403,754	542,917	85,123

Total equity	1,002,832	1,127,093	176,716

Current liabilities
Trade payables	46,358	190,887	29,929
Other payables and accruals	38,378	91,673	14,373
Current income tax payable	13,957	22,984	3,604

Total current liabilities	98,693	305,544	47,906

Total equity and liabilities	1,101,525	1,432,637	224,622

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Nine months ended September 30,
	2010	2011	2011
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	177,943	184,126	28,869
Adjustments for:
Depreciation of property, plant and equipment	306	314	49
Loss on disposal of property, plant and equipment	351	—	—
Share-based compensation	—	632	99
Interest income	(611)	(10,218)	(1,602)
Foreign exchange gains	—	(6,566)	(1,029)
Interest expense	—	968	152

Operating profit before working capital changes	177,989	169,256	26,538
Increase in trade receivables	(148,195)	(97,701)	(15,318)
Increase in inventories	(8,190)	(83,679)	(13,120)
Increase in other receivables and prepayments	(348)	(108,315)	(16,983)
Increase in trade payables	86,352	144,529	22,661
Increase in other payables and accruals	9,277	61,033	9,569

Cash generated by operating activities	116,885	85,123	13,347
Interest paid	—	(968)	(152)
Income tax paid	(21,533)	(35,851)	(5,621)

Net cash generated by operating activities	95,352	48,304	7,574

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	—	(220,000)	(34,494)
Interest received	611	5,145	807
Proceeds from the disposal of property, plant and equipment	396	—	—
Acquisition of property, plant and equipment	(2)	(10,398)	(1,630)

Net cash generated by/(used in) investing activities	1,005	(225,253)	(35,317)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	165,000	25,870
Repayments of short-term bank loans	—	(165,000)	(25,870)
Purchase of treasury shares	—	(717)	(112)
Deferred offering costs	(6,794)	—	—
Decrease/(increase) in advance to and from director	10,531	(7,738)	(1,213)

Net cash generated by/(used in) financing activities	3,737	(8,455)	(1,325)

Net increase/(decrease) in cash and cash equivalents	100,094	(185,404)	(29,068)
Cash and cash equivalents at beginning of the period	142,302	862,797	135,277
Exchange losses on cash and cash equivalents	—	(8,336)	(1,308)

Cash and cash equivalents at end of the period	242,396	669,057	104,901